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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67485

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Triple A Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2916 1/2 Grand Canal
(No. and Street)

Venice	California	90291
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Wibbelsman	319-773-8127	ww@triplea-us.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wibblesman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triple A Partners LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me this 14 day of April, 2026
by Mohan D Buxani
Mohan D. Buxani, Notary Public

Mohan, D. Buxani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified in New York County
Commission Expires August 06, 2028

Signature: [signature]

Title: CEO CCO, COO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

MERCURIUS

Report of the Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triple A Partners LLC (the "Company") as of December 31, 2025, and the related statement of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule I (Computation of net capital requirement in pursuance to rule 15C3-1), Schedule II (Computation for determination of reserve requirement pursuant to Exhibit A to 17 CFR 240. 15c3-3) and Schedule III (Information relating to processing or control requirements under rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MERCURIUS

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ▷

Report of Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triple A Partners LLC (the "Company") as of December 31, 2025, and the related statement of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the company's auditor since 2021.

New Delhi, India
April 14, 2026

Triple A Partners LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

Table of Contents

Auditor's Opinion

Triple A Partners LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	772,693
Accounts receivable		1,317,203
Advances		105,900
Deposits paid		<u>1,000</u>
Total Assets	$	<u>2,196,796</u>

Liabilities and Members' Equity

Liabilities

Accounts payable	8,200
Commissions payable	1,170,000
State income tax payable	12,590
Total Liabilities	<u>1,190,790</u>

Members' Equity

Member's Equity	1,006,006
Total Members' Equity	1,006,006

Total Liabilities and Members' Equity	$	<u>2,196,796</u>

See Accompanying Notes to Financial Statements

-6-

Triple A Partners LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues	
Consulting Fee Income	$ 8,260,963
Commission Income	$ 275,000
Reimbursement Income	$ 38,778
Total Revenues	$ 8,574,741
Expenses	
Management fees	$ 214,625
Registered persons compensation	7,155,200
Regulatory	7,368
Travel & Entertainment	39,307
Professional fees	29,227
Rent	13,800
Office expense	23,211
Insurance expense	31,199
Total Operating Expenses	$ 7,513,937
Income Before Tax Provision	
Federal	-
State	$ 16,855
Net Income	$ 1,043,949

See Accompanying Notes to Financial Statements

Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total
Balance, December 31, 2024	$ 921,022
Capital Withdrawal	(958,965)
Net Income	1,043,949
Balance, December 31, 2025	$ 1,006,006

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2025

Cash Flows from Operating Activities
Net Income $ 1,043,949

Changes in operating assets and liabilities:

Decrease in Accounts Payable	(3,687)
Decrease in Advance payable	(2,321)
Increase in commissions payable	1,143,000
Increase in State taxes payable	9,290
Increase in Advances	(54,900)
Increase in Account Receivables	(774,203)

Net cash provided by operating activities 1,361,128

Cash Flow from Investing Activities

Net cash provided by Investing Activities (0)

Cash Flow from Financing Activities

Member Withdrawals (958,965)

Net cash provided by financing activities (958,965)

Net cash increase for the year $ 402,163

Cash: Beginning of the Year 370,530

Cash: End of the Year $ 772,693

See Accompanying Notes to Financial Statement

-9-

Triple A Partners LLC
Notes to Financial Statements
December 31, 2025

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company operates as a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") under footnote 74 in SEC Release 34-70073.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

<u>Cash</u>

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

<u>Commission Income</u>

The Company provides its services under terms of placement agent agreements. Under such agreements the Company may receive a percentage of management fees and incentive fees earned by the investment manager on the accounts introduced by the Company to the investment manager. Such agreements may also outline a monthly base fee and variable payments based on performance of the Company per the agreement. Under an additional type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Summary of Significant Accounting Policies (continued)
<u>Commission Expense</u>

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2025

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company was subject to income taxes payable of $12,590 in taxes in 2025. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2020.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. The Company has identified its Chief Compliance Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2025

Recent Accounting Pronouncements:

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements. There were no other new accounting pronouncements during the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

FASB ASU 2023-07, Segment Reporting (Topic 280) : Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosure as of December 31, 2025.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2025

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

	Fair Value Measurements on a Recurring Basis As of December 31, 2025		
Assets	Level 1	Level 2	Level 3
Cash	$772,693	$ 0	$ 0
Total	$772,693	$ 0	$ 0

Note 4 – Revenue

During the year ended December 31, 2025, total revenue was $8,574,741 and was made up of consulting fees of $8,260,963, commission fees of $ 275,000 and reimbursable expenses of $38,778. Consulting fees are recognized as advice is provided to the client, based on the estimated progress of work and when revenues are not probable of a significant reversal. Success fees are recognized when all contingencies to the amount expected to be received have been satisfied and are not probable of a significant reversal. Commissions expenses represent agreed upon payments to a consultant related to success fees recognized during the year ended December 31, 2025.

Note 5 – Related Parties

The Company's CEO Warren Wibbelsman is sole owner of Triple A Partners Inc, and Triple A Partners LLC. The Company pays Warren Wibblesman earned income via salary or by distribution to Triple A Partners Inc. All accounts are adjusted to actual at the beginning of the following year. During the year ending December 31, 2025, Triple A Partners Inc. distributed $958,965 which were received from the

Company, to Warren Wibbelsman. Also, management fees amounting to $214,625 were paid to Warren Wibbelsman during the year ending December 31, 2025.

The Company employs a registered representative named James Tar. The Company has advanced James Tar $105,900 over the years. Mr. Tar was relicensed with the Company in 2024.

-13-
Triple A Partners LLC
Notes to Financial Statements
December 31, 2025

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $751,903 which was $746,903 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $20,790. The Company's aggregated indebtedness ratio to net capital was 2.76 to 1.

Note 7– Commitments and Contingencies

The Company will account for all operating leases longer than one year per ASC 842. The Company will account for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives.

Currently, the Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $13,800 for the year ended December 31, 2025. The Company does not have any other leases and no leases longer than one year.

Note 8 – Exemption from the SEC Rule 15c3-3

The Company does not claim an exemption under Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Relating to possession or control requirements.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through March 15, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 10 – SIPC Supplementary Report Requirement

During the year ended December 31, 2025, the company paid $6,568 in fees to SIPC.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2025

Computation of Net Capital
      Total ownership equity from statement of
      financial condition $ 1,006,006

Nonallowable assets:

      Deposit paid   (1,000)
      Accounts receivable   (1,317,203)
      Advances   (105,900)

Total Nonallowable Assets   (1,424,103)
Adjustment for Accounts payable from Accounts receivable   1,170,000

      Net Capital $ 751,903

Computation of Net Capital Requirements
      Minimum net aggregate indebtedness-
          6-2/3% of net aggregate indebtedness $ 1,386

      Minimum dollar net capital required $ 5,000

      Net Capital required (greater of above amounts) $ 5,000

      Excess Capital $ 746,903

Excess net capital at 1000% (net capital less 10% of
      aggregate indebtedness) or 120% of required
      Net Capital $ 749,824

Computation of Aggregate Indebtedness
      Total liabilities $ 20,790

      Percentage of aggregate indebtedness to net capital   2.76%

The following is a reconciliation of the above net capital
computation with the Company's corresponding
unaudited computation pursuant to Rule 179-5(d) (4):

      Net capital unaudited $ 751,903

Adjustments   0
Net capital audited $ 751,903

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

A computation of reserve requirement is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

Internal Control Letter

Exemption Letter



Triple A Partners LLC
Exemption Report Pursuant to Amendments to Rule 17a-5
Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Triple A Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

Triple A Partners LLC
I, Warren Wibbelsman, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

Apr 14, 2026

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

We have reviewed management's statement, included in the accompanying Triple A Partners LLC's Exemption Report, in which:

(1) Triple A Partners LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to receiving consulting fees, referral fees, commission income and reimbursement income derived from private placement, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 14, 2026

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India